UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Christine Stroud

(972) 590-9879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,008,712**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,008,712**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,008,712**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%**
14	TYPE OF REPORTING PERSON PN

*	See Item 3.
**	While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,008,712**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,008,712**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,008,712**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%**
14	TYPE OF REPORTING PERSON CO

*	See Item 3.
**	While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,967,603
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,967,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS AF*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,967,603
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,967,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pinon Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,364,567
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,364,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,364,567**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%**
14	TYPE OF REPORTING PERSON PN

*	See Item 3.
**	While the above figures include all of the 9,379,570 common shares into which Pinon Foundation’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,730
	8	SHARED VOTING POWER 29,883,318
	9	SOLE DISPOSITIVE POWER 430,730
	10	SHARED DISPOSITIVE POWER 29,883,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,314,048**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%**
14	TYPE OF REPORTING PERSON IN

*	See Item 3.
**	Please see Item 3 re: the Mitchell Beneficial Ownership Cap.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 29,883,318
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 29,883,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,908,318**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.2%**
14	TYPE OF REPORTING PERSON IN

*	See Item 3.
**	Please see Item 3 re: the Mitchell Beneficial Ownership Cap.

AMENDMENT NO. 16 TO SCHEDULE 13D

This Amendment No. 16 to Schedule 13D (this “Sixteenth Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, Amendment No. 11 on January 14, 2015, Amendment No. 12 on May 5, 2015, Amendment No. 13 on August 28, 2015, Amendment No. 14 on April 13, 2016, and Amendment No. 15 on July 12, 2016 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Sixteenth Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1. Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs thereto:

On November 4, 2016, Dalea Partners acquired an aggregate 42,000 shares of Issuer’s newly designated 12.0% Series A Convertible Redeemable Preferred Shares, par value $0.01 per share and liquidation preference of $50 per share (the “Series A Preferred Shares”). Of the 42,000 Series A Preferred Shares, (i) 41,000 shares were issued to Dalea Partners in exchange for the $2,050,000.00 aggregate principal amount of the Dalea Notes exchanged by Dalea Partners in connection with Issuer’s private placement exchange offer (the “Exchange Offer”) to certain holders of the Issuer’s 13.0% convertible notes due 2017 (the “2017 Notes”), at an exchange rate of 20 Series A Preferred Shares for each $1,000 principal amount of 2017 Notes, and (ii) 1,000 shares were purchased by Dalea Partners with cash on hand at an aggregate purchase price of $50,000 in connection with Issuer’s private placement (the “Private Offering”) to certain holders of the 2017 Notes of Series A Preferred Shares at a price of $50 per share. Pursuant to the Certificate of Designations for the Series A Preferred Shares (the “Certificate of Designations”) each Series A Preferred Share is may be converted at any time (upon approval of listing of the common shares issuable upon such conversion on the NYSE MKT and the Toronto Stock Exchange), at the option of the holder, into 45.754 shares of Issuer’s common shares (which is equal to an initial conversion price of approximately $1.0928 per common share and is subject to customary adjustment for stock splits, stock dividends, recapitalizations or other fundamental changes). Dalea Partners’ 42,000 Series A Preferred Shares are convertible into 1,921,668 shares of Issuer’s common shares.

On November 4, 2016, Pinon Foundation acquired an aggregate 205,000 shares of Issuer’s Series A Preferred Shares. Of the 205,000 Series A Preferred Shares, (i) 200,000 shares where issued to Pinon Foundation in exchange for the $10,000,000 aggregate principal amount of the Pinon Note exchanged by Pinon Foundation in connection with the Exchange Offer and (ii) 5,000 shares were purchased by Pinon Foundation with cash on hand at an aggregate purchase price of $250,000 in connection with the Private Offering. Pinon Foundation’s 205,000 Series A Preferred Shares are convertible into 9,379,570 shares of Issuer’s common shares.

Section 11(k) of the Certificate of Designations provides for a limitation of conversion of the Series A Preferred Shares held by Dalea Partners and/or Pinon Foundation to the extent that such conversion would cause Mitchell, his affiliates, and any other person or entity acting as group together with Mitchell or any of his affiliates to beneficially own in excess of 49.9% of the number of Issuer’s common shares outstanding immediately after giving effect to the issuance of the common shares issuable upon conversion of such Series A Preferred Shares (the “Mitchell Beneficial Ownership Cap”). The Mitchell Beneficial Ownership Cap may be increased or decreased by Mitchell upon 61 days’ prior written notice to Issuer.

On October 31, 2016, Issuer and ANBE Holdings entered into an amendment (the “ANBE Note Amendment”) of convertible note pursuant to which the maturity date of the ANBE Note was further extended from October 31, 2016 to August 31, 2017. The ABNE Note Amendment provides for the ANBE Note to be repaid in four quarterly installments of $0.9 million each in December 2016 and March, June and September 2017 and provides for monthly payments of interest. In addition, pursuant to the ANBE Amendment, the Issuer would be required to repay the ANBE Note in full within 5 business days of the closing of Issuer’s proposed sale of Thrace Basin Natural Gas (Turkiye) Corporation.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following paragraphs thereto:

Pursuant to the Certificate of Designations, during the period ending on November 4, 2017, the conversion rate for the Series A Preferred Shares will be adjusted on an economic weighted average anti-dilution basis for the issuance of Issuer’s common shares for cash at a price below the conversion price then in effect. Such anti-dilution protection shall exclude (i) dividends paid on the Series A Preferred Shares in common shares, (ii) issuances of common shares in connection with acquisitions, (iii) issuances of common shares under currently outstanding convertible notes and warrants and (iv) issuances of common shares in connection with employee compensation arrangements and employee benefit plans.

If not converted sooner, on November 4, 2024, Issuer is required to redeem the outstanding Series A Preferred Shares in cash at a price per share equal to the liquidation preference plus accrued and unpaid dividends. At any time on or after November 4, 2020, Issuer may redeem all or a portion of the Series A Preferred Shares at the redemption prices listed below (expressed as a percentage of the liquidation preference amount per share) plus accrued and unpaid dividends to the date of redemption, if the closing sale price of the Issuer’s common shares equals or exceeds 150% of the conversion price then in effect for at least 10 trading days (whether or not consecutive) in a period of 20 consecutive trading days, including the last trading day of such 20 trading day period, ending on, and including, the trading day immediately preceding the business day on which Issuer issues a notice of optional redemption. The redemption prices for the 12-month period starting on the date below are:

Period Commencing	Redemption Price
November 4, 2020	105.000%
November 4, 2021	103.000%
November 4, 2022	101.000%
November 4, 2023 and thereafter	100.000%

Additionally, upon the occurrence of a change of control, Issuer is required to offer to redeem the Series A Preferred Shares within 120 days after the first date on which such change of control occurred, for cash at a redemption price equal to the liquidation preference per share, plus any accrued and unpaid dividends.

Dividends on the Series A Preferred Shares are payable quarterly at the election of the Issuer in cash, Issuer’s common shares or a combination of cash and Issuer’s common shares at an annual dividend rate of 12.0% of the liquidation preference if paid all in cash or 16.0% of the liquidation preference if paid in Issuer’s common shares. If paid partially in cash and partially in common shares, the dividend rate on the cash portion shall be 12.0%, and the dividend rate on the common share portion shall be 16.0%. Dividends are payable quarterly, on June 30, September 30, December 31, and March 31 of each year, beginning on December 31, 2016, with the dividend payable on December 31, 2016 being pro-rated for the period from November 4. 2016. The holders of the Series A Preferred Shares also shall be entitled to participate pro-rata in any dividends paid on the common shares on an as-converted-to Issuer’s common shares basis.

As of November 4, 2016, there were 921,000 Series A Preferred Shares outstanding, of which an aggregate 247,000 shares are held by Pinon Foundation and Dalea Partners, and deemed beneficially owned by Mitchell. The Certificate of Designation provides that, for so long as at least 400,000 Series A Preferred Shares are outstanding, the holders of the Series A Preferred Shares voting as a separate class shall have the right to elect two directors to Issuer’s Board of Directors. For so long as between 80,000 and 399,999 Series A Preferred Shares are outstanding, the holders of the Series A Preferred Shares voting as a separate class shall have the right to elect one director to Issuer’s Board of Directors. Upon less than 80,000 Series A Preferred Shares remaining outstanding, any directors elected by the holders of Series A Preferred Shares shall immediately resign from Issuer’s Board of Directors.

The Certificate of Designation also provides that without the approval of the holders of a majority of the outstanding Series A Preferred Shares, Issuer will not issue indebtedness for money borrowed or other securities which are senior to the Series A Preferred Shares in excess of the greater of (i) $100 million or (ii) 35% of Issuer’s PV-10 of proved reserves as disclosed in its most recent independent reserve report filed or furnished by the Issuer on EDGAR. In addition, until Issuer’s 2017 Notes are repaid in full, Issuer will not issue indebtedness for money borrowed (other than ordinary trade indebtedness and up to $30.0 million borrowed from DenizBank A.S.) unless the net proceeds thereof are used (i) to redeem, retire or repay the 2017 Notes, (ii) spud, drill or complete two designated wells, or (iii) used in connection with collateralization or guarantees with respect to the Issuer’s hedging efforts.

Issuer has agreed to use commercially reasonable efforts to file a shelf registration statement for the resale of certain shares of the Series A Preferred Shares and Issuer’s common shares issuable upon conversion of the Series A Preferred Shares prior to November 5, 2017 and have such shelf registration statement declared effective by the Securities and Exchange Commission as soon as practicable after filing.

See Item 3. The description of the terms of the Series A Preferred Shares and the Certificate of Designations in Items 3 and 4 hereof is qualified in its entirety by reference to the full text of the Certificate of Designations, incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing all references to “Fifteenth Amendment” with “Sixteenth Amendment.” There are no further changes to the Item 5 information previously filed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4. There are no further changes to the Item 6 information previously filed.

Item 7. Material to be Filed As Exhibits.

Exhibit	Description	Filing
1	Joint Filing Agreement	Filed as Exhibit 1 to Fifteenth Amendment to Schedule 13D filed with the SEC on July 12, 2016.

2	Certificate of Designations	Incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on November 4, 2016.

3	ANBE Note Amendment	Incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on November 4, 2016.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2016

DALEA PARTNERS, LP

By:	Dalea Management, LLC, its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

DALEA MANAGEMENT, LLC

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

LONGFELLOW ENERGY, LP

By:	Deut 8, LLC, its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

DEUT 8, LLC

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

ANBE HOLDINGS, L.P.

By:	ANBE LLC, its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

ANBE, LLC

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

PINON FOUNDATION

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Director

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL